9/13

05011154

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Winzen International Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

FILE NO. 82- 1173 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/13/05

winzen

2005 Annual Report



WINZEN ~~PROPERTIES~~ International INC.

WINZEN Properties Inc. ("Winzen" or the "Company") is a diversified real estate business engaged in residential development, rental property investment, property management and brokerage. The Company develops mid-sized residential properties, and owns and manages a portfolio of properties in the Greater Toronto Area. Winzen owns two residential apartment buildings containing 189 units; 44,500 square feet of commercial/industrial space; and residential development land. The Company's objective is to increase the level of low-rise residential construction by acquiring and developing multiple sites of less than one hundred units to realize superior financial returns for its shareholders by enhancing the value of its investment real estate and by making opportunistic investments in new rental and development properties.

Financial Highlights

The following table and graphs present the summary financial information for WINZEN for the years ended March 31, 2005, March 31, 2004 and March 31, 2003.

	YEAR ENDED		
	2005	2004	2003
Total Revenue	**$ 16,029,955**	$ 13,264,426	$ 15,434,521
Operating Income	**1,932,490**	1,313,608	3,258,023
Net Income	**962,681**	571,859	2,065,918
Net Income Per Share	**0.10**	0.06	0.21
Total Assets	**$ 29,711,480**	$ 21,903,538	$ 21,843,984



($'s in millions)
29.7
21.9
21.8
2005
2004
2003
TOTAL ASSETS
16.2
13.3
15.4
TOTAL REVENUE
1.9
1.3
3.3
OPERATING INCOME

Report to Shareholders

Dear Fellow Shareholders,

We are pleased to present the Company's results for the year ended March 31, 2005. It has been another successful year for WINZEN. It is the ninth straight year of profit from operations with total revenue of $16 million and operating income of $1.9 million.

We continued to successfully maintain the pace of residential development, with increasing sales revenue.

At *Applewood Orchards*, the 75-lot single family home subdivision in Burlington, sales were strong during the year and 42 homes closed. The final two homes were sold and closed in the *Manors of Everett* and another eight homes were sold in the *Silver Brooke* subdivision in the year. At *Millcreek by the Grand* in Cambridge, the Company completed building Phase I in April 2005 and closed first phase sales of 22 units in the 73-townhouse development after the year-end in May 2005.

We continue to achieve growth from development cash flow established in the last few years, along with steady revenue from properties. We are focused on our strategy of continuing to increase our level of development activity of small residential development projects. The 49-unit townhouse site, *Garden Gate*, in Brantford, Ontario, was serviced during the year and the sales campaign commenced by year-end. The Company will start building the project by Summer 2005. An unserviced site of 139 single family lots on the Hamilton/Ancaster border was acquired near the end of the year and will be serviced and sold over an expected period of over three years. The Company is working on obtaining zoning and approvals for lots at both Ellicottville, New York and Colgan, north of Toronto.

We are confident of ongoing steady demand, over the next few years, in the markets we operate in for future sales. With our prudent management and sound financial condition, we expect that the Company will continue to maintain or exceed the current level of profitability in 2006. Going forward, our priority is to continue to acquire new development sites to ensure steady development revenues and add to our investment portfolio to balance our development activities whenever an opportunity to acquire a property for value enhancement arises.

The significant achievements of the past year would not have been possible without the dedication of our employees and the support of our building trades. On behalf of Management and the Board of Directors, we would like to thank them for their continued support.

SINCERELY

Victor Zenkovich
Chairman

Brian Zenkovich
Chief Executive Officer and Secretary

Raymond Zenkovich
Chief Operating Officer

Management Discussion and Analysis

These management comments on the financial condition of the Company and results of operations for the two years ended March 31, 2005 are the views of management and should be read in conjunction with the consolidated financial statements including related notes in this 2005 Annual Report.

Company Highlights for Fiscal Period Ending March 31, 2005

Overview

- The Company's real estate sales revenue increased to $13.5 million from $10.7 million in 2004 with 52 single family homes closed in 2005. Thirty-seven townhouses, 22 single family homes and one condominium unit closed last year, for a total of 60 sales.
- Winzen's operating income increased to $1.9 million, compared with $1.3 million in 2004. This year was higher primarily due to higher sales revenue from higher priced single family homes.
- Rental operations revenue increased to $2.4 million from $2.37 million due to normal rental increases.

Real Estate Sales

- The *Applewood Orchards* project significantly contributed to revenue, with $11.7 million dollars in sales revenue for the 42 units that closed in the year. The 75-lot project had 6 homes close last year.
- At *Silver Brooke*, eight homes were sold and closed for $1.54 million in revenue during the year. Four homes were sold last year.
- The Company completed the sale of the last two homes in The Manors of Everett by March 31, 2005 for revenue of $240,000.

Rental Properties

- Rental properties decreased to $8.8 million from $9.2 million due to annual amortization.
- *The Kennedy Road* property revenue increased by 9.6% in the year to $479,682. Last year's revenue was lower due to three months of free rent given to a large new tenant. Market rents continue to support built-in lease escalations for both the retail and industrial space, supporting continued revenue growth.
- At the *Westway* property, rental income of $1.13 million in 2005 decreased from $1.14 in 2004 due to higher vacancies. A total of 28 units turned over during the year, down from 46 units last year. Rents started to reach a market ceiling, resulting in no increase in rent on annual renewals. Operating income at $79,726 was down from $268,115 last year due to higher repairs and maintenance for new windows and a new boiler system.
- At the 837 *Queenston Road* property, gross income increased to $739,763 from $727,481. Net operating income increased to $168,559 from $157,065 in 2004 mainly due to lower mortgage interest expense.

Property Development

The amount of properties under development increased significantly to $19.4 million from $11.1 million primarily due to the acquisition of the Hamilton property for $6.6 million dollars near the year-end. The description of each property is as follows:

- At the 73-unit townhouse project, *Millcreek by the Grand*, in Cambridge, the Company finished building Phase I – 23 units – and has completed all servicing of the site other than electrical. Phase II – 24 units – was started late in the year, with $5.3 million spent on the site at year-end.
- At the 75-lot single-family site in Burlington, *Applewood Orchards*, the Company had several sold houses and models under construction at year-end with 27 lots remaining, for a total of just over $4 million dollars in development costs.
- At *Garden Gate* in Brantford, land acquisition, servicing costs and the construction of a model block of four units resulted in $1.6 million being spent by year-end.
- Two adjacent sites were acquired near year-end in Hamilton on the Ancaster border for a total acquisition cost of $6.6 million. One site is draft plan approved for 73, 40-foot wide single family lots. The other site is expected to be approved for 66 lots. The Company submitted the application for draft plan approval in April 2005 on the second site.
- At year-end, the Company had sold houses under construction and a finished model at *Silver Brooke*, for a total cost in the remaining 21 lots and homes of $1,148,745.

- The Company has a 50% interest in a 95-acre farm in the town of Colgan, a small town north of Toronto, for an amount of $259,492. It is the intention of the partnership to now start to rezone the land for development.

- The Company has a 40% interest in 53 agricultural acres near Ellicottville, New York. It is the intention of the Company to apply to rezone the property for townhouses and ski chalets next year.

- The Company also has a 50% interest in two lots for $63,349 in the subdivision of Vista Ridge near Shelborne, Ontario. No plans are currently underway to build on these lots.

Company Outlook for the Fiscal Year Ending March 31, 2006

Overview

- Winzen expects its cash flow from operations to continue at a greater or equal level to the current year.

- Management has a high level of confidence in reporting continued positive earnings in 2006.

Real Estate Sales

- *Applewood Orchards* will contribute significantly to revenue, with over $8 million dollars in sales expected from the final 27 home closings in the project. The majority of these homes have currently been sold and are now under construction. There are three remaining unsold homes in the 75-lot subdivision.

- Phase I of *Millcreek by the Grand* closed after the year-end. It is expected that approximately 40 closings in the first and second phase will occur during the year with the balance of the units selling and closing after the March 31, 2006 year-end.

- At *Garden Gate*, five of the eight freehold townhouses are expected to close in the year.

- The Company expects to complete the sale of 10 homes in *Silver Brooke* in 2006. Seven homes were sold at the time of this report.

Rental Properties

- Revenue from rental properties will continue to increase moderately in 2006 from normal course increases. The Company will follow the practice of incurring a high level of repair and upgrade costs, reducing current earnings but increasing the long-term revenue and profit potential for these properties. Increasing utility costs and current residential market rent conditions of higher vacancies will continue to impact the level of earnings negatively.

Property Development

- *Millcreek by the Grand* – Construction is planned to start on the 26 Phase III units in the summer of 2005. It is expected that the closings of Phase III will occur after March 31, 2006, based on projected sales and construction dates.

- At the 49-unit townhouse site in Brantford, Ontario called *Garden Gate*, freehold unit sales are expected to close during the year. Construction of this project is expected to start in late summer of this year and it is expected that all condominium unit sales (41) will occur after the March 31, 2006 year-end.

- At the two newly acquired sites on the Ancaster/Hamilton border, the Company expects draft plan approval of the second site and to start servicing both sites in the year. A model is expected to be built by the fall of 2005 and a sales campaign started. No sales will close by March 31, 2006.

- The Company is reviewing purchase opportunities of development and investment real estate properties on an ongoing basis. The Company seeks to acquire investment properties that can be better managed and improved to achieve higher revenue growth and returns. Development sites of less than 100 low rise units are the ongoing focus of the Company's acquisition strategy.

Company Operations

Winzen is a holding company, which, through its subsidiaries, carries on the business of development and acquires and holds rental properties for investment. The primary subsidiaries are Winzen Corporation Limited, which holds the majority of the Company's rental real estate and Winzen Real Estate Limited, which is the operating company for fee-generated income from management and commission services. Development projects are built utilizing different subsidiaries for each project.

Development

The Company participated as an investment partner in a number of construction projects throughout the greater Metropolitan Toronto area in the 1970's. In the late 1980's, it began to develop on its own.

The Company has a 20-year history in developing residential properties in the Burlington area. One small commercial property was also built in this period. The Company's two chief officers have directed the Company over this period in its development activities. Acting as the general contractor, the Company contracts the trades necessary on a project basis, along with internal staff required. The focus will continue to be on developing multiple smaller residential projects of between 50 to 100 units that offer a good profit margin and a shorter turnaround time. This strategy helps to manage development risk along with diversifying geographically, beyond Burlington in the Greater Toronto Area.

Rental Operations

The Company has acquired rental properties to provide a steady source of revenue. Rental properties are managed directly by the Company. The stable revenue from rental operations balances less predictable revenue flow from development properties, which is generated from sale closings. Moderate income growth is expected from rent increases, and decreases in interest expense as debt is repaid. The Company seeks to add to its rental portfolio properties that offer steady revenue growth and future appreciation.

Property Management

The Company has a long history of managing commercial, industrial and residential properties for others for a fee. In addition to the monthly management fee, the Company earns fee income from arranging mortgage financing and commission income for securing a tenant for the owner. This has provided the Company with a stable source of income. In addition, managing different types of properties in different locations has enabled the Company to keep abreast of current developments in different real estate markets. It is expected the management fee revenue will continue to decrease as the Company focuses on acquiring and developing its own properties.

Brokerage

The Company acts as a broker for itself and its existing clients in the purchase and sale of properties. Two officers of the Company are real estate brokers. In the current real estate market, the earning of commissions is more difficult as the listing brokers are co-operating less in the sale of high quality investment properties due to a shortage of supply. Winzen does not actively pursue the listing of properties for sale. The Company lists individual condominium units or homes for sale for itself and its management clients on an ongoing basis. Winzen continues to seek out suitable properties for investment utilizing its brokerage abilities. While the brokerage ability is of great importance to the Company internally, commission income from third parties is expected to remain at an insignificant level.

Properties Held for Development and Resale

Millcreek by the Grand, Cambridge

The Millcreek property is a 73-unit townhouse site in Cambridge, Ontario. The property is located in the core of the former town of Galt, which is now part of Cambridge. The Region of Waterloo and the City of Cambridge have a program to waive all development charges and permit fees in the core area to encourage development. The property was purchased for $1.5 million in September 2002, consisting of $500,000 in cash and a $1 million two-year vendor take back mortgage with no interest in the first year. During the year, Phase I was completed and Phase II was started. Phase III will be started in summer 2005 and it is expected that the project will sell out in 12 months.

Applewood Orchards, Burlington

In August 2002, the Company signed an agreement to purchase 75 serviced single-family house lots for six million dollars. Closing took place only in December 2003 due to the vendor's late servicing of the property and final approvals from the city taking much longer than expected. A $4.5 million vendor take back mortgage of three years with no interest in the first year was given, with the balance of the purchase price in cash. At year-end, the Company had 27 lots and homes under construction remaining. Three homes are unsold at the time of this report.

Garden Gate, Brantford

In June 2004, the Company acquired a 49-unit townhouse site in Brantford. Servicing was started in late 2004 and a block of four units was built for model purposes. Marketing began in March 2005. The Company plans to start building the project in summer 2005.

❧ 139 Single Family Lots, Hamilton

The Company purchased two parcels of land on the Hamilton-Ancaster border, backing onto the Tiffany Creek conservation area, at the end of the year, for $6.6 million. Vendor take back mortgages of $5 million, due in three years, were given on closing. The Company plans to service the property in late 2005 and build a model. The sales campaign will commence in early 2006.

❧ Silver Brooke Estates, Lisle

This estate subdivision of 33 large lots of over an acre was acquired in October 2002. The lots back onto or front the nine-hole Silver Brooke golf course. The lots were purchased on a serviced basis for $55,000 per lot. The Company had one model at year end and a number of sold homes under construction. Eight homes are sold and scheduled to close after the year-end. It is expected that homes will continue to sell at a slow pace during the year.

❧ Longueuil, Quebec

The property in Longueuil consists of residential single-family home lots that were zoned in the mid 1970's. The property was formerly in St. Hubert prior to the amalgamation of the Montreal South Shore communities. In 1978, the government of Quebec declared an Agricultural Protection Zone along the St. Lawrence River and the property fell within this zone.

Currently, farmers are leasing the property for the amount charged in property taxes for which they receive a tax rebate from the provincial government. The Company does not actively pursue opportunities to apply for a zoning exemption as it expects to be approached by local developers if demand exists for development. It is uncertain when a zoning exception may be possible to achieve and is contingent on future economic demand for the area.

Rental Properties

❧ 416 The Westway, Etobicoke

The apartment building at 416 The Westway was acquired in February 1999 and closed on July 8, 1999. The price was $52,750 per suite for a total of $5.38 million. There is a first mortgage on the property in the amount of $4.07 million, at the rate of 6.65%, maturing August 1, 2009. The property is a nine-storey high-rise containing 102 units. There are 35 one-bedroom apartments, 52 two-bedroom apartments and 15 three-bedroom apartments.

The property had gross rental and laundry revenue of $1.12 million for 2005. The Company anticipates that annual net earnings will not increase and may be lower in the near future due to lower allowable provincial rent increases, market rents achieved on turnover no longer being higher than current rents, higher vacancies and escalating utility costs.

❧ 837 Queenston Road, Stoney Creek

The apartment building at 837 Queenston Road was acquired in 1988 for a price of $27,000 per suite, for a total of $2,349,000. The property is a nine-storey high-rise containing 87 units. The Company has a CMHC insured mortgage at 6.4% for $2.2 million on the property due September 1, 2018.

The property generated gross rental and laundry revenue of $739,763 for the year ended March 31, 2005. The operating expenses for the building were higher than the prior year primarily due to utility costs. It is expected that net earnings will not increase in the near future for the same reasons noted at the 416 The Westway building.

❧ 144 Kennedy Road South, Brampton

On June 18, 1998, the Company purchased the above property for the price of $1,625,000. The property consists of 2.32 acres, improved with two buildings of similar size, totaling approximately 41,000 square feet. The front building has commercial tenants and the back building has light industrial use tenants.

There was lower turnover this year at the property. With built-in lease escalations and re-leasing, the Company expects net operating income before debt service to continue to increase at a steady rate. Market rents remained stable at approximately $12 per square foot for the retail space in the front building and $5.5 per square foot in the rear industrial building. The demand for space continues to be strong in the Brampton area, with a continued low vacancy rate expected in the near future. Operating income increased significantly in 2005 from higher revenue and lower repair costs.

303 King Street West, Toronto

The property is a three-storey building located on a busy restaurant block on the south side of King Street and west of John Street. This area is being revitalized with new condominiums and loft conversions occurring to the west and south of the property. The area is referred to as the "Entertainment District" and is a major attraction for tourists and local residents. The current tenant leases the entire property for a restaurant at a net rent of $100,000 per annum. The property has a first mortgage with a private lender, ending July 2005, at a rate of six percent. The Company has a 50% interest in this property.

30 Algie Avenue, Etobicoke

This 3,500 square foot industrial building was acquired for the head office of the Company in October 1997 for a price of $318,000. The Company has a private first mortgage on the property for $174,911, expiring November 2006 at 6.5% interest. The property is located south of the Queensway near Kipling and just east of Hwy 427, near Toronto Airport. It is an area of industrial buildings with some residential properties still remaining on the street. The building continues to meet the Company's needs for office space.

Liquidity and Capital Resources

CAPITAL STRUCTURE

The Company's capital structure is summarized as follows:

2005		%
Mortgages & other liabilities	**$ 23,038,851**	78
Shareholders' Equity	**$ 6,672,629**	22
	$ 29,711,480	100

2004		%
Mortgages and other liablities	$ 16,193,590	74
Shareholders' Equity	$ 5,709,948	26
	$ 21,903,538	100

Mortgages and Other Liabilities

Mortgages payable and other liabilities generally represent property specific debt where recourse is limited to the underlying asset. In addition, certain mortgages and other liabilities are secured by the covenant of the Company and its officers.

Credit Facilities

The Company had $700,000 of short-term operating lines of credit available to meet short-term operating liquidity requirements. At year-end, the operating line facility was utilized for bank indebtedness and to provide letters of credit in the amount of $209,672 for construction projects. Development project credit facilities for construction are secured with the Company's lenders at the beginning of construction of a project and made available at certain pre-sale levels. The Company had a construction loan facility for two million dollars for Applewood Orchards at year-end, which was being utilized in the amount of $773,900. The Company had a construction loan available at Millcreek by the Grand for $2,708,000, of which $2,335,227 was utilized at year-end. It also had a $500,000 construction loan facility for the Silver Brooke subdivision of which $337,141 was being utilized at year-end.

Shareholders' Equity

The Company is capitalized with a debt to capitalization ratio of 3.5:1. This ratio is high due to debt being raised on the market values of assets and assets recorded at depreciated historical costs.

Dividends

The Company's current intention is to retain the balance of earnings for development or investment properties. As a result, it is not expected that dividends will be paid on common shares into the foreseeable future.

Liquidity

For the year ended March 31, 2005, net cash out flow from operations totaled $6 million as additional properties were acquired and developed. Overall, the Company decreased its cash by $290,212. By increasing mortgages payable on renewals, the Company will reduce its overall cost of capital and maximize returns earned by the common shareholders, while continuing to maintain a leveraged balance sheet. The Company has sufficient sources of liquidity in the next 12 months to fund planned capital expenditures and tenant improvements, as well as to service its debt.

Risk Management

The Company is exposed to a number of risks in the normal course of its business operations.

Industry and Market Risk

The Company, as an owner of residential and commercial properties, faces risks associated with the real estate industry. Risk factors include general and local economic conditions, the financial condition of potential purchasers, the financial condition of tenants, trends in the retail industry, the ability to lease space, the ability to secure economic net rents, the availability and cost of financing and environmental risks. Risk inherent in the portfolio is mitigated by focusing investment efforts in properties located in the Greater Toronto Area where management has knowledge and expertise and by diversifying investments in properties to reduce renting and economic risks. The Company manages the risk arising from lease maturities by managing lease terms for low exposure in any single year. The Company also ensures that it has minimal exposure to any single tenant and thus is not dependent on the operating performance of any one tenant.

Acquisition and Development Risk

The Company will focus on the acquisition of residential development properties in markets in the Greater Toronto Area or investment properties that provide value enhancement opportunities. Such acquisitions will be completed only if the returns add net asset value to the Company. The risk of not achieving expected returns following acquisitions is mitigated by a comprehensive due diligence program prior to commitment. The Company's development projects have historically focused on the development of mid-market residential properties. Residential construction will only be undertaken where there are pre-sales at levels which enable construction financing to be put in place. Servicing may be started on properties using available funds where the Company believes pre-sales are highly likely or at levels close to enable construction financing to be put in place. Risks associated with these projects are managed by aggressively negotiating and monitoring construction contracts and ensuring purchaser credit risk is minimized.

Environmental Risk

The Company has policies and procedures in place to help minimize losses arising from potential environmental exposure. The Company exercises high standards of due diligence when acquiring properties. To the best of management's knowledge, the Company's owned properties are free from material environmental risks.

Forward-Looking Statements

In various places in the Management Discussion and Analysis there are forward-looking statements reflecting management's current expectations regarding future economic conditions, results of operations, financial performance and other matters affecting the Company. Forward-looking statements include information regarding possible or assumed future results or transactions as well as statements preceded by, followed by or that include the words "believes", "expects", "anticipates", "estimates", "intends" or similar expressions. Important factors, in addition to those discussed in this document, could cause those results to differ materially from those expressed in any forward-looking statements.

Management's Report

The accompanying consolidated financial statements of WINZEN Properties Inc. have been prepared by and are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and contain estimates based on management's judgment. Management maintains a system of internal controls adequate to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained.

The Audit Committee is composed of three members, the majority of which are outside directors. The Audit Committee meets with management and the Company's auditors, Moore Stephens Cooper Molyneux LLP, to review the financial statements before they are presented to the Board of Directors for approval.

Moore Stephens Cooper Molyneux LLP have examined these consolidated financial statements and their report follows.

Brian Zenkovich
Chief Executive Officer

Raymond Zenkovich
Chief Operating Officer

Auditors' Report

To the Shareholders of WINZEN Properties Inc.

We have audited the consolidated balance sheets of Winzen Properties Inc. as at March 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Moore Stephens Cooper Molyneux LLP
Chartered Accountants

Toronto, Ontario
June 15, 2005

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
March 31, 2005 and 2004

	2005	2004
Assets		
Rental properties *(note 2)*	**$ 8,820,448**	$ 9,170,581
Properties held for development and resale *(note 3)*	**19,404,757**	11,129,835
Investment in Ville de Longueuil properties *(note 4)*	**414,659**	414,659
Receivables and other assets *(note 5)*	**801,096**	600,376
Cash and cash equivalents	**147,525**	437,737
Marketable securities	**122,995**	150,350
	$ 29,711,480	$ 21,903,538
Liabilities		
Rental property financing *(note 6)*	**$ 8,620,635**	$ 8,417,678
Construction financing *(note 7)*	**11,232,594**	5,907,060
Future income taxes *(note 11)*	**45,1000**	468,000
Accounts payable and accrued liabilities	**1,568,590**	1,038,359
Income taxes payable	**571,243**	62,200
Purchasers' deposits	**313,500**	300,293
Bank indebtedness *(note 8)*	**281,289**	-
	$ 23,038,851	$ 16,193,590
Shareholders' equity		
Share capital *(note 9)*	**2,227,454**	2,227,454
Retained earnings	**4,445,175**	3,482,494
	6,672,629	5,709,948
	$ 29,711,480	$ 21,903,538

The accompanying notes are an integral part of these consolidated financial statements.

APPROVED BY THE BOARD

Brian Zenkovich
Director

Victor Zenkovich
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the years ended March 31, 2005 and 2004

	2005	2004
Revenue		
Real estate sales	**$ 13,476,537**	10,719,460
Rental operations *(note 2)*	**2,399,265**	2,367,978
Property management	**86,410**	70,993
Interest and other	**67,743**	105,995
	16,029,955	13,264,426
Expenses		
Cost of real estate sales	**11,046,960**	8,964,212
Rental operations *(note 2)*	**1,913,207**	1,901,174
Administrative and general *(note 10)*	**974,581**	918,965
Selling and operating	**160,212**	151,104
Other interest	**2,505**	15,363
	14,097,465	11,950,818
Operating income	**1,932,490**	1,313,608
Amortization of rental properties and other equipment	**(374,247)**	(373,518)
Amortization of financing fee	**(17,706)**	(46,822)
Write-down of marketable securities	**(39,515)**	(15,409)
Income before provision for (recovery of) income taxes	**1,501,022**	877,859
Provision for large corporations tax	**–**	20,000
Provision for current income taxes	**555,341**	358,000
(Recovery of) future income taxes	**(17,000)**	(72,000)
Provision for income taxes *(note 11)*	**538,341**	306,000
Net Income for the year	**962,681**	571,859
Retained earnings, beginning of year	**3,482,494**	2,910,635
Retained earnings, end of year	**$ 4,445,175**	$ 3,482,494
Net income per share - basic	**$ 0.10**	$ 0.06
Weighted average common shares outstanding - basic	**9,644,100**	9,644,100

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended March 31, 2005 and 2004

	2005	2004
Cash flow from operating activities		
Net income for the year	$ 962,681	$ 571,859
Items not affecting cash:		
Future income taxes	(17,000)	(72,000)
Amortization of rental properties	374,247	373,518
Amortization of financing fees	17,706	46,822
Write-down of marketable securities	39,515	15,409
Funds from operations	1,377,149	935,608
Change in non-cash operating working capital items		
Recovery of costs from sale of properties held for development and resale	11,046,960	8,964,211
Additions to properties held for development and resale	(19,321,884)	(11,617,003)
Receivables	(89,901)	75,844
Other assets	(124,259)	126,308
Purchasers' deposits	13,207	(42,373)
Income taxes payable	509,043	(716,000)
Accounts payable and accrued liabilities	530,231	(341,631)
	(6,059,452)	(2,615,036)
Cash flow from investing activities		
Recovery of book value from sale of rental properties	–	78,281
Additions to rental properties	(24,116)	-
Repayment of mortgages receivable	1,735	41,467
Net investment in marketable securities	(12,160)	(58,634)
	34,541	61,114
Cash flow from financing activities		
Proceeds from construction financing	8,790,127	6,601,261
Repayment of construction financing	(3,464,592)	(5,063,808)
Proceeds from rental property financing	465,374	-
Repayment of rental property financing	(262,417)	(294,941)
Repayment of loans payable	–	(582,813)
Proceeds from bank indebtedness	281,289	-
Financing fees paid	(6,000)	-
	5,803,781	659,699
(Decrease) in cash	(290,212)	(1,894,223)
Cash and cash equivalents, beginning of year	437,737	2,331,960
Cash and cash equivalents, end of year	$ 147,525	$ 437,737

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

MARCH 31, 2005 and 2004

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements include the consolidated accounts of Winzen Properties Inc. ("the Company") and all its subsidiary companies, except Winzen Land Corporation Limited *(see note 4)* and are prepared in conformity with Canadian generally accepted accounting principles ("GAAP") and are substantially in accordance with the recommendations of the Real Property Association of Canada ("RealPac"), formerly Canadian Institute of Public and Private Real Estate Companies ("CIPPREC").

In 2004, the Company adopted a new RealPac standard that requires the use of funds from operations calculation, versus traditional cash flows from operations calculation. Funds from operations are defined as net income before certain items including noncash tax expenses and amortization. As a result, this amount has been included as a separate line on the consolidated statements of cash flows.

All the subsidiary companies are whollyowned, except for a minority interest consisting of 2,050 Class B preference shares of the outstanding capital stock of Winzen Real Estate Limited.

Revenue Recognition

Revenue from rental properties is recognized when the Company takes possession and has assumed the benefits and risk of ownership of the properties. Rental revenue includes rents, parking and other revenue.

Revenue from properties held for development and resale is recognized on the closing date of a sale, when all conditions of the purchase agreement have been met, the purchaser has taken possession and there is reasonable assurance to collect the outstanding amount.

Cash and Cash Equivalents

Included as cash equivalents are funds invested in money market mutual funds and redeemable Guaranteed Investment Certificates ("GIC's"). As at March 31, 2005, $135,553 (2004 - $279,480) of GIC's are being held as security for certain letters of credit issued to the Company.

Marketable Securities

Marketable securities, made up of investments in public company shares are carried at the lower of cost and market value. As at March 31, 2005 and 2004 the cost of these investments exceeded their fair market values and accordingly these assets have been written down to market.

Rental Properties

Rental properties held for investment are carried at cost less accumulated amortization. Cost includes all amounts that relate to the acquisition and improvement of properties. An impairment loss is recognized when a property's undiscounted future cash flow is less than its carrying value. Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cash flows take into account the specific business plan for each property and management's best estimate of the most probable set of economic conditions anticipated to prevail in the market. (Legal titles to certain rental properties are in the names of whollyowned subsidiaries of the Company, acting as trustees.) Amortization is provided as follows:

Buildings	4% declining balance
Other equipment	Various rates between 20% and 30% declining balance

Properties Held for Development and Resale

Properties held for development and resale are recorded at cost. Cost includes all direct development costs, property taxes, finance costs, applicable administration costs net of miscellaneous revenue earned during development. An impairment loss is recognized when a property's carrying value exceeds its undiscounted future cash flows. Properties are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value.

Future Income Taxes

The Company has adopted the asset/liability method of accounting for future income taxes, whereby future income tax liabilities are determined by applying the enacted or substantially enacted income tax rate at the end of the year to temporary differences between the accounting and tax bases of the Company's assets and liabilities.

Equity in Joint Ventures

As a participant in joint ventures, the Company is jointly and severally liable for the liabilities of the joint ventures. However, the Company has recourse to all the assets of the joint ventures to the extent it is called upon for more than its proportionate interest. The Company does not account for its joint venture interest in Sonva Developments using the proportionate consolidation basis *(see note 4)*.

Net Income Per Share

Basic net income per share has been calculated based on the weighted average number of common shares outstanding during the year. Fully diluted net income per share information has not been provided as the Company has no dilutive instruments outstanding for the years ended March 31, 2005 and 2004.

Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts from the prior year have been reclassified to conform to the current year's financial statement presentation.

Future Accounting Policy Changes

Effective April 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1100, "Generally Accepted Accounting Principles". The section establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The adoption of section 1100 did not have a significant impact on the Company's consolidated financial statements.

Effective April 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations". Section 3110 addresses the recognition and remeasurement of obligations associated with the retirement of a tangible longlived asset. This standard provides that obligations associated with the retirement of tangible longlived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related longlived assets and are depreciated over the useful life of the related asset. The adoption of section 3110 did not have a significant impact on the Company's consolidated financial statements.

Effective April 1, 2004, the Company adopted CICA Handbook Section 3063, "Impairment of Long-Lived Assets." The section provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. The adoption of section 3063 did not have a significant impact on the Company's consolidated financial statements.

2. RENTAL PROPERTIES

Net Book Value
2005

	416 The Westway	837 Queenston Rd.	144 Kennedy Rd.	Other Properties	Total
Cost	$ 5,557,147	$ 3,742,251	$ 1,891,032	$ 1,075,287	$ 12,265,717
Accumulated amortization	(1,070,478)	(1,657,830)	(427,636)	(289,325)	(3,445,269)
	$ 4,486,669	$ 2,084,421	$ 1,463,396	$ 785,962	$ 8,820,448

2004

	416 The Westway	837 Queenston Rd.	144 Kennedy Rd.	Other Properties	Total
Cost	$ 5,559,557	$ 3,738,065	$ 1,891,032	$ 1,075,287	$ 12,263,941
Accumulated amortization	(905,090)	(1,565,032)	(366,661)	(256,577)	(3,093,360)
	$ 4,654,467	$ 2,173,033	$ 1,524,371	$ 818,710	$ 9,170,581

Operating Results
2005

	416 The Westway	837 Queenston Rd.	144 Kennedy Rd.	Other Properties	Total
Gross income	$ 1,123,845	$ 739,763	$ 478,237	$ 57,420	$ 2,399,265
Expenses					
Administrative	57,376	54,211	34,441	–	146,028
Utilities	243,777	191,340	27,983	–	463,100
Repairs and maintenance	278,317	60,609	32,774	–	371,700
Property taxes	195,285	129,664	77,641	–	402,590
Mortgage interest	269,364	135,380	99,603	25,442	529,789
	1,044,119	571,204	272,442	25,442	1,913,207
Operating income	$ 79,726	$ 168,559	$ 205,795	$ 31,978	$ 486,058

2004

	416 The Westway	837 Queenston Rd.	144 Kennedy Rd.	Other Properties	Total
Gross income	$ 1,142,047	$ 727,481	$ 437,170	$ 61,280	$ 2,367,978
Expenses					
Administrative	50,645	53,676	14,455	(539)	118,237
Utilities	258,606	185,827	23,392	-	467,825
Repairs and maintenance	90,107	59,949	180,779	1,218	332,053
Property taxes	196,655	126,323	76,335	513	399,826
Mortgage interest	277,919	144,641	121,897	38,776	583,233
	873,932	570,416	416,858	39,968	1,901,174
Operating income	$ 268,115	$ 157,065	$ 20,312	$ 21,312	$ 466,804

3. PROPERTIES HELD FOR DEVELOPMENT AND RESALE

	2005	2004
Acquisition and development costs relating to Millcreek, a 73 townhouse condominium site in Cambridge, Ontario.	$ 5,295,891	$ 2,623,278
Acquisition and construction costs relating to 27 (2004 - 69) single family home lots at Applewood Orchards in Burlington, Ontario.	4,107,749	7,026,820
Acquisition, development and construction costs relating to the 49 townhouse Garden Gate project in Brantford, Ontario.	1,640,074	-
Acquisition and construction costs relating to the remaining 21 (2004 - 29) single family home lots at Silver Brooke in Lisle, Ontario.	1,148,745	965,485
Acquisition, development and construction costs related to one (2004 - three) Manors of Everett residential lot located in Everett,Ontario	14,994	194,119
Acquisition and development costs relating to 139 lots in Hamilton, Ontario.	6,574,445	–
Acquisition costs of the Company's 50% interest in a 95 acre farm in Colgan, Ontario.	259,492	257,094
Acquisition costs relating to the Company's 40% interest in 53 acres in Ellicottville, NY.	210,653	–
Acquisition costs relating to the Company's 50% interest in a commercial site in Alliston, Ontario.	89,366	–
Acquisition costs relating to the Company's 50% interest in two lots in its Vista Ridge Project.	63,349	63,039
	$ 19,404,757	$ 11,129,835

Legal title to certain properties is in the names of whollyowned subsidiaries of the Company acting as bare trustees. During the year, $78,662 (2004–$14,184) of interest has been capitalized in properties held for development and resale.

4. NON-CONSOLIDATED INVESTMENT IN VILLE DE LONGUEUIL PROPERTIES

The Company's subsidiary, Winzen Land Corporation Limited, and the Company's interest in Sonva Developments (Joint Venture) have been excluded from consolidation and accounted for by the equity method. These entities, whose sole asset is an investment in land located in Ville de Longueuil, Quebec, have been excluded from consolidation in order to provide a more informative presentation.

Pursuant to the provisions of Bill 90, which became effective November 9, 1978, the government of Quebec declared certain lands in the province, which were previously zoned as residential be rezoned as agricultural. The Company has previously written down its value in this investment to its estimated net realizable value.

5. RECEIVABLES AND OTHER ASSETS

Receivables and other assets are comprised of the following:

	2005	2004
Due from officers	$ 360,000	$ 360,000
Accounts receivable	164,790	74,888
Mortgage receivable	28,265	30,000
Purchase deposits	4,000	3,000
Deferred finance charges	-	11,706
Other assets	244,041	120,782
	$ 801,096	$ 600,376

Mortgage receivable in the amount of $28,265 (2004 - $30,000) is secured by one townhouse unit located in Burlington, Ontario and bears interest at 8% per annum. Amounts due from officers are non-interest bearing with no set terms of repayment.

6. RENTAL PROPERTY FINANCING

	2005	2004
First mortgage bearing interest at 6.65% per annum, secured by 416 The Westway and maturing August 1, 2009.	$ 4,074,371	$ 4,176,184
First mortgage bearing interest at 6.4% per annum, secured by 837 Queenston Road in Stoney Creek, Ontario and maturing September 1, 2018.	2,202,403	2,263,328
Demand first mortgage charge bearing interest at bank prime rate plus 1% per annum, secured by 144 Kennedy Road and maturing June 21, 2024	1,945,200	–
First mortgage bearing interest at 8% per annum, secured by 144 Kennedy Road and maturing June 8, 2004.	-	1,534,626
First mortgage bearing interest at 6% per annum, secured by the King Street property and maturing in July 2005	223,750	257,801
First mortgage bearing interest at 6.5% per annum, secured by the Algie Avenue property and maturing in November 2006.	174,911	185,739
	$ 8,620,635	$ 8,417,678

Certain of these loans and mortgages are additionally secured by a guarantee provided by certain shareholders and officers of the Company.

The following annual payments of principal and interest are required over the next five years in respect of these loans:

	ANNUAL PAYMENTS	MATURITY AMOUNTS
2006	**$ 768,628**	$ 212,225
2007	**745,188**	155,412
2008	**730,308**	–
2009	**730,308**	–
2010	**513,539**	3,594,757
2011 and thereafter	**3,949,227**	933,449

The Company expects to renew all maturing debt under similar terms and conditions to those currently arranged.

7. CONSTRUCTION FINANCING

	2005	2004
Bank construction loan bearing interest at prime plus 1% on the Millcreek by the Grand (Cambridge) property, due on demand.	**$ 2,335,227**	$ –
First mortgage bearing interest at 8% on Millcreek property in Cambridge due January 1, 2005.	**–**	1,000,000
Vendor take back mortgage on the Applewood Orchard (Burlington) property bearing interest at prime rate plus 2% due December 11,2005.	**1,620,000**	4,140,000
Bank construction loan bearing interest at prime rate plus 1% on the Applewood Orchard (Burlington) property, due on demand.	**773,900**	–
Vendor take back mortgage on the Garden Gate (Brantford) property bearing no interest in the first year, 6% in the second year and maturing June 25, 2006.	**708,000**	–
Vendor take back mortgage on the Silver Brooke (Lisle) property bearing interest at 4% per annum, requiring payments of interest only and maturing on January 20, 2007.	**429,976**	612,879
Bank construction loan (having a maximum of $500,000) bearing interest at prime rate plus 1% secured by a demand collateral mortgage on the Silver Brooke property, due on demand.	**337,141**	98,831
Vendor take back mortgage on certain of the Hamilton lots bearing no interest for the first 14 months, 4% in the next six months and 6% in the following six months, and due April 2, 2008.	**2,723,000**	-
Vendor take back mortgage on certain other Hamilton lots bearing no interest for the first eight months and 6% in the following 16 months, and due March 15, 2008.	**2,250,000**	-
Vendor take back mortgage on the Vista Ridge property bearing interest at 6% and due February 27, 2006.	**55,350**	55,350
	$ 11,232,594	$ 5,907,060

The principal payments required under the terms of the construction financing loans are as follows:

2006	$ 5,121,618
2007	1,137,976
2008	2,250,000
2009	2,723,000
	$ 11,232,594

The Company expects that loans pertaining to vendor take back mortgages will be repaid as lots are sold such to discharge the lots from the vendor.

8. BANK OPERATING LINES

The Company has available bank operating lines (to a maximum of $700,000) bearing interest at prime rate plus 1%, secured by a second mortgage on certain rental properties, and a first charge on certain development properties, a general security agreement covering certain accounts receivable, a guarantee and postponement of claim, a general security agreement and an assignment of Builders All Risk Insurance covering certain properties held by the Company. A total of $209,672 (2004 - $204,075) of letters of credit have been secured by these bank operating lines.

9. SHARE CAPITAL

Authorized share capital is as follows:

20,000,000	Common shares
10,000,000	Class A Preference shares, with $10 par value
10,000,000	Class B Preference shares, with $50 par value

Issued and outstanding share capital is as follows:

Balance at March 31, 2003, 2004 and 2005	
Number of Common Shares	Value
9,644,100	$ 2,227,454

10. RELATED PARTY TRANSACTIONS

Included in administrative and general expenses is management compensation in the amount of $400,000 (2004 - $321,000) paid to a company controlled by officers of the Company.

11. INCOME TAXES

The Company's effective income tax rate has been determined as follows:

	2005	2004
Income before income taxes	**$ 1,501,022**	$ 877,859
Combined basic Canadian Federal and Provincial income tax at 36.1% (2004 - 36.1%)	**542,169**	316,907
Increase (decrease) resulting from:		
Non-taxable portion of capital gain income	**-**	(9,479)
Large corporations tax	**-**	20,000
Reduction in statutory income tax rates	**-**	(24,879)
Other	**(3,828)**	3,451
	$ 538,341	$ 306,000

The future income tax liability as at March 31, 2005 and 2004 results from the difference between the accounting basis and the tax basis of the rental properties.

12. CONTINGENCIES

The Company and its subsidiaries are contingently liable under certain letters of guarantee aggregating $670,779 (2004 - $732,184) as at March 31, 2005.

13. FINANCIAL INSTRUMENTS

Credit Risk

The Company is exposed to credit risk on the accounts and mortgages receivable. In order to reduce its credit risk, the Company has adopted credit policies which include the regular review of outstanding accounts receivable. The Company also uses property as security for its mortgages receivable. The Company does not have a significant exposure to any individual tenants or customers.

Interest Rate Risk

The Company is exposed to interest rate risk with respect to its bank, construction and property financing and to a lesser degree, with its mortgages receivable. The Company attempts to negotiate the best financing packages available at the time of renewal of these debts, which, in certain cases, results in terms of debt having a low interest rate with a short maturity date. Should interest rates increase significantly prior to the renewal date, the Company's operations would be negatively impacted by the increased payments required on these debts.

Fair Value

The carrying amount of cash and cash equivalents, marketable securities, accounts and mortgages receivable, bank loans, accounts payable and accrued liabilities, income taxes payable and purchasers' deposits approximates their fair value because of the short-term maturities of these items. The fair value of long-term debts is also fairly reflected by the book values because the majority of these debts have been recently refinanced and interest rates at which these debts could be currently refinanced are similar to those in place.

14. SUPPLEMENTAL CASH FLOW INFORMATION

	2005	2004
Taxes paid	**$ 46,298**	$ 1,094,000
Interest paid	**$ 669,858**	$ 584,948

Corporate Information

HEAD OFFICE

30 Algie Avenue, Etobicoke, Ontario M8Z 5J8 · Tel. 416 253 5900 · Fax 416 253 1102 · www.winzen.on.ca · winzen@winzen.on.ca

DIRECTORS

DANIEL SCANLAN*
Chairman of the Board
Arbor Memorial Services Inc.

MICHAEL SCANLAN
Vice President
Arbor Memorial Services Inc.

ROBERT WONG*
Vice Chairman
Leon Frazer & Associates Inc.

BRIAN ZENKOVICH, C.A.
Chief Executive Officer and Secretary
Winzen Properties Inc.

RAYMOND ZENKOVICH*
Chief Operating Officer
Winzen Properties Inc.

VICTOR ZENKOVICH
Chairman
Winzen Properties Inc.

* *Member of Audit Committee*

OFFICERS

VICTOR ZENKOVICH
Chairman
Winzen Properties Inc.

RAYMOND ZENKOVICH
Chief Operating Officer
Winzen Properties Inc.

BRIAN ZENKOVICH, C.A.
Chief Executive Officer and Secretary
Winzen Properties Inc.

SOLICITORS & REGISTERED OFFICE

GLEN HARDER
Harder & Harder, A Law Corporation.
2769 - 200 Granville Square
Vancouver, British Columbia V6C 1S4.

AUDITORS

MOORE STEPHENS COOPER MOLYNEUX LLP
8th Floor, 701 Evans Ave.
Etobicoke, Ontario M9C 1A3

REGISTRAR & TRANSFER AGENT

COMPUTERSHARE INVESTOR SERVICES INC.
Corporate Services Division
510 Burrard St.
Vancouver, British Columbia V6C 3B9

SHARES LISTED

The TSX Venture Exchange (TSX)
Symbol: WZI

AUTHORIZED CAPITAL

20,000,000 Common Shares
10,000,000 Class A Preference with $10 par value
10,000,000 Class B Preference with $50 par value

ISSUED CAPITAL

9,644,100 Common Shares (March 2005)

Notice of the Annual General Meeting

The Annual General Meeting of the Shareholders will be held at 10:00 a.m., Thursday, September 29, 2005 at: the Winzen Properties Inc. head office, 30 Algie Ave., Etobicoke, Ontario M8Z 5J8

W I N Z E N P R O P E R T I E S I N C .

3 0 A l g i e A v e n u e , E t o b i c o k e , O n t a r i o M 8 Z 5 J 8

w w w . w i n z e n . o n . c a